Exhibit 2

FOR IMMEDIATE RELEASE	8 March 2016

WPP plc (“WPP”)

Director’s Dealing

WPP has been notified that Mr Roberto Quarta, Non-executive Chairman of the Company, purchased 2,800 WPP plc ordinary shares at a price of £15.58 per share on 7 March 2016. Mr Quarta now holds a total of 21,800 WPP ordinary shares.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204